

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

F.H. Merelli
Chairman, President and Chief Executive Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203

> **Re:** **Cimarex Energy Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed September 3, 2010**
> **File No. 1-31446**

Dear Mr. Merelli:

We have completed our review of your amendment and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director